Filed by HealthCor Catalio Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HealthCor Catalio Acquisition Corp.
Commission File No. 001-39949

HealthCor Catalio Acquisition Corp. Reminds Shareholders to Vote in Favor of the Business
Combination with Hyperfine, Inc. and Liminal Sciences, Inc.

NEW YORK, December 15, 2021 -- HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ) (“HealthCor”) reminds its shareholders to vote at the upcoming extraordinary general meeting of HealthCor’s shareholders (the “Special Meeting”) on December 21, 2021 to, among other matters, approve the proposed business combination with Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”) and, in connection therewith, HealthCor’s change of domicile to Delaware (the “Domestication”).

The affirmative vote of a majority of the ordinary shares of HealthCor voted at the Special Meeting is needed to approve the business combination, while the affirmative vote of at least two-thirds of the ordinary shares of HealthCor voted at the Special Meeting is needed to approve the Domestication. Every shareholder's vote is important, regardless of the number of shares held. HealthCor requests that each shareholder of record as of the close of business on November 4, 2021 complete, sign, date and return a proxy card, if not already done, to ensure that the shareholder's shares will be represented at the Special Meeting. To ensure that your vote is received in time to be counted at the Special Meeting, please vote TODAY by internet or phone following the instructions on your proxy card or voting instruction form.

If you have any questions or need assistance in voting your shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 or by emailing HCAQ@investor.morrowsodali.com. Banks and brokers can call collect at (203) 658-9400.

About HealthCor Catalio Acquisition Corp.

HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. HealthCor stated a focus on the healthcare industry in the United States and other developed countries, with particular interest in the life sciences and medical technology sectors.

About Hyperfine

Hyperfine was founded with a vision to save lives by making Magnetic Resonance Imaging (MRI) more accessible and affordable. Hyperfine’s portable Swoop® system is the world’s first FDA-cleared bedside MRI system. Hyperfine was founded in 2014 by Jonathan Rothberg, Ph.D., a serial entrepreneur and the founder or co-founder of numerous other innovative companies, including CuraGen, 454 Life Sciences, Ion Torrent, RainDance Technologies, ClariFI, Quantum-Si, AI Therapeutics, Butterfly Network, 4Catalyzer, and 4Bionics. In 2015, Rothberg was awarded the National Medal of Technology and Innovation by President Obama for inventing and commercializing DNA sequencing. For more information visit www.hyperfine.io.

About Liminal

Liminal is committed to building a device to non-invasively measure key vital signs in the brain, in order to enable unprecedented access to dramatically improve patient outcomes. Liminal was founded in 2018 by Dr. Jonathan Rothberg. For more information, visit: https://www.liminalsciences.com/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) among HealthCor, Hyperfine and Liminal Sciences, HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus and which has been declared effective by the SEC on November 26, 2021. HealthCor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the Business Combination. The definitive proxy statement/prospectus has been mailed to shareholders of HealthCor as of November 4, 2021, the record date for voting on the Business Combination and other matters as described in the definitive proxy statement/prospectus. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities and interests in the Business Combination in the Registration Statement, which is available free of charge at the SEC’s website at www.sec.gov.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HealthCor’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services; shareholder approval of the Business Combination and related proposals and the anticipated Domestication and closing of the Business Combination; and the size and potential growth of current or future markets for, and the potential benefits and impact of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact

Marissa Bych

Gilmartin Group LLC

investors@hyperfine.io